July 25, 2008

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  Matthew Crispino

Re:	Answers Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2008
File No. 001-32255

Dear Mr. Crispino:

In connection with my letter to you dated July 24, 2008 which responded to your letter to Answers Corporation (the “Company”) dated July 23, 2008 concerning the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-32255) filed with the Commission on July 14, 2008 (the “Proxy Statement”), I would like to amend my response to Comment No. 3.  The Company has informed me that after giving effect to the exercise of all outstanding warrants and options and conversion of preferred stock, the Company would have approximately 15.2 million shares of common stock outstanding and not 13.3 million shares as stated in my previous letter.

Very truly yours,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler